S&P Global Inc. 55 Water Street New York, NY 10041	Robert MacKay Senior Vice President, Corporate Controller T 212-438-3369 robert.mackay@spglobal.com

March 13, 2017

VIA EMAIL AND EDGAR DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
AD Office 11 - Telecommunications
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attn: Mr. Carlos Pacho, Senior Assistant Chief Accountant

Re:	S&P Global Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 9, 2017
Form 8-K
Filed February 7, 2017
File No. 001-01023
Dear Mr. Pacho:
This letter is in response to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated March  1, 2017, relating to S&P Global Inc. (the “Company”) Form 10-K for the year ended December 31, 2016 (the “Form 10-K”) filed with the Securities and Exchange Commission on February 9, 2017 and the Company’s Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission on February 7, 2017 (File No. 001-01023). For your convenience, we have reprinted the Staff’s original comments in bold, followed by our responses.
Staff Comment

Form 8-K filed on February 7, 2017
Exhibit 99.1

1.
Your disclosures on page 4 appear to suggest that you use “free cash flow” and “free cash flow excluding above items” as measures of operating performance. However, in Exhibit 8 you reconcile these measures to cash flows provided by operating activities, a liquidity measure. Please clarify your disclosure in your next earnings release.

Company’s Response

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, in future filings, the Company intends to clarify its use of “free cash flow” with language that is substantially consistent with the following (language added to existing disclosure in bold underline):

Comparison of Adjusted Information to U.S. GAAP Information: The Company reports its financial results in accordance with accounting principles generally accepted in the United States (“GAAP”). The Company also refers to and presents certain additional non-GAAP financial measures, within the meaning of Regulation G under the Securities Exchange Act of 1934. These measures are: adjusted diluted earnings per share, adjusted net income, adjusted operating profit and margin, adjusted unallocated expense, adjusted interest expense, adjusted effective tax rates, adjusted diluted EPS guidance, free cash flow and free cash flow excluding certain items. The Company has included reconciliations of these non-GAAP financial measures to the most directly comparable financial measure calculated in accordance with GAAP on Exhibits 5, 8 and 9.  The Company's non-GAAP measures include adjustments that reflect how management views our businesses.  The Company believes these non-GAAP financial measures provide useful supplemental information that, in the case of non-GAAP financial measures other than free cash flow and free cash flow excluding certain items, enables investors to better compare the Company’s performance across periods, and management also uses these measures internally to assess the operating performance of its business, to assess performance for employee compensation purposes and to decide how to allocate resources. The Company believes that the presentation of free cash flow and free cash flow excluding certain items allows our investors to evaluate the cash generated from our underlying operations in a manner similar to the method used by management and that such measures are useful in evaluating the cash available to us to prepay debt, make strategic acquisitions and investments, and repurchase stock.  However, investors should not consider any of these non-GAAP measures in isolation from, or as a substitute for, the financial information that the Company reports in accordance with GAAP.

Staff Comment

2.
Please refer to Exhibit 5. It appears that your tabular presentations of “Operating Results by Segment - Reported vs. Performance Non-GAAP Financial Information” attach undue prominence to non-GAAP information. Accordingly, please revise your presentation to comply with Item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K to eliminate the full non-GAAP income statements. For additional guidance, please refer to Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures issued on May 17, 2016.

Company’s Response

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, in future filings, the Company will revise its presentation of “Operating Results by Segment - Reported vs Performance Non-GAAP Financial Information” in a manner that is substantially consistent with Annex A attached hereto.

Sincerely,

/s/ Robert J. MacKay

Robert J. MacKay
Senior Vice President and Corporate Controller
S&P Global Inc.

Enclosure

Cc:	Douglas L. Peterson - President and Chief Executive Officer
Ewout Steenbergen - Executive Vice President and Chief Financial Officer
Steve Kemps - Executive Vice President and General Counsel
Joseph A. Hall - Davis Polk & Wardwell LLP
Raymond Mikovits - Ernst & Young LLP

ANNEX A

S&P Global
Operating Results - Reported vs. Adjusted
Non-GAAP Financial Information
Periods ended December 31, 2016 and 2015
(dollars in millions, except per share amounts)

Adjusted Operating Profit

(unaudited)		Three Months			Twelve Months
		2016	2015	% Change	2016	2015	% Change

Ratings	Operating Profit	$258	$232	11%	$1,262	$1,078	17%
	Non-GAAP Adjustments (a)	54	20		(4)	68
	Deal-Related Amortization	1	2		5	$5
	Adjusted Operating Profit	$313	$254	23%	$1,263	$1,151	10%

Market and Commodities Intelligence	Operating Profit	$530	$142	N/M	$1,822	$585	N/M
	Non-GAAP Adjustments (b)	(347)	25		(1,027)	70
	Deal-Related Amortization	23	24		85	57
	Adjusted Operating Profit	$206	$190	8%	$881	$712	24%

S&P Dow Jones Indices	Operating Profit	$104	$94	10%	$412	$392	5%
	Deal-Related Amortization	1	1		6	5
	Adjusted Operating Profit	$105	$96	10%	$417	$397	5%

Total Segment	Operating Profit	$892	$468	90%	$3,496	$2,055	70%
	Non-GAAP Adjustments (a) (b)	(293)	45		(1,031)	138
	Deal-Related Amortization	25	27		96	67
	Adjusted Segment Operating Profit	$624	$540	15%	$2,561	$2,260	13%

Unallocated Expense	Unallocated Expense	$(35)	$(44)	(22)%	$(127)	$(138)	(8)%
	Non-GAAP Adjustments (c)	—	9		(3)	(2)
	Adjusted Unallocated Expense	$(35)	$(35)	(3)%	$(130)	$(139)	(7)%

Total SPGI	Operating Profit	$857	$424	N/M	$3,369	$1,917	76%
	Non-GAAP Adjustments (a) (b) (c)	(293)	54		(1,034)	136
	Deal-Related Amortization	25	27		96	67
	Adjusted Operating Profit	$589	$505	17%	$2,431	$2,121	15%

Adjusted Interest Expense

(unaudited)	Three Months			Twelve Months
	2016	2015	% Change	2016	2015	% Change

Interest Expense	$60	$40	47%	$181	$102	77%
Non-GAAP Adjustments (d)	(21)	—		(21)	—
Adjusted Interest Expense	$38	$40	(5)%	$160	$102	56%

Adjusted Provision for Income Taxes

(unaudited)	Three Months			Twelve Months
	2016	2015	% Change	2016	2015	% Change

Provision for Income Taxes	$228	$108	N/M	$960	$547	76%
Non-GAAP Adjustments (a) (b) (c) (d)	(53)	18		(265)	48
Deal-Related Amortization	9	7		34	23
Adjusted Provision for Income Taxes	$185	$133	39%	$729	$619	18%

Adjusted Net Income attributable to SPGI and Adjusted Diluted EPS

(unaudited)	2016		2015		% Change
	Net Income attributable to SPGI	Diluted EPS	Net Income attributable to SPGI	Diluted EPS	Net Income attributable to SPGI	Diluted EPS

	Three Months
As Reported	$537	$2.05	$248	$0.91	N/M	N/M
Non-GAAP Adjustments (a) (b) (c) (d)	(219)	(0.84)	36	0.13
Deal-Related Amortization	16	0.06	20	0.07
Adjusted	$334	$1.28	$304	$1.12	10%	14%

	Twelve Months

As Reported	$2,106	$7.94	$1,156	$4.21	82%	89%
Non-GAAP Adjustments (a) (b) (c) (d)	(748)	(2.82)	88	0.32
Deal-Related Amortization	62	0.23	44	0.16
Adjusted	$1,420	$5.35	$1,288	$4.69	10%	14%

N/M - not meaningful
Note - Totals presented may not sum due to rounding
Note - Adjusted operating margin for Ratings, Market and Commodities Intelligence and S&P Dow Jones Indices was 48%, 35% and 62% for the three months ended December 31, 2016 and 50%, 34% and 65% for the twelve months ended December 31, 2016. Adjusted operating margin for the Company was 42% and 43% for the three and twelve months ended December 31, 2016.

(a)
The three and twelve months ended December 31, 2016 include legal settlement expenses and a benefit related to net legal settlement insurance recoveries of $54 million ($33 million after-tax) and $10 million ($4 million after-tax), respectively. The three months ended December 31, 2015 include legal settlement expenses of $15 million ($10 million after-tax) and the twelve months ended December 31, 2015 include net legal settlement expenses of $54 million ($35 million after-tax). The twelve months ended December 31, 2016 include restructuring charges of $6 million ($3 million after-tax), and the three and twelve months ended December 31, 2015 include restructuring charges of $5 million ($3 million after-tax) and $13 million ($9 million after-tax), respectively.

(b)
The three and twelve months ended December 31, 2016 include a gain on dispositions of $379 million ($297 million after-tax) and $1.1 billion ($818 million after-tax), respectively. The three and twelve months ended December 31, 2016 also include disposition-related costs of $31 million ($31 million after-tax) and $48 million ($42 million after-tax), respectively. The twelve months ended December 31, 2016 include a technology-related impairment charge of $24 million ($16 million after-tax) and an acquisition-related cost of $1 million ($1 million after-tax). The three and twelve months ended December 31, 2015 include costs of $20 million ($12 million after-tax) and $33 million ($21 million after-tax), respectively, related to identified operating efficiencies primarily related to restructuring and acquisition-related costs of $6 million ($4 million after-tax) and $37 million ($24 million after-tax), respectively.

(c)
The twelve months ended December 31, 2016 includes $3 million ($2 million after-tax) from a disposition-related reserve release. The three and twelve months ended December 31, 2015 include restructuring charges of $9 million ($5 million after-tax). The twelve months ended December 31, 2015 also includes a gain of $11 million ($7 million after-tax) on the sale of our interest in a legacy McGraw Hill Construction investment.

(d)	The three and twelve months ended December 31, 2016 include a redemption fee of $21 million ($13 million after-tax) related to the early payment of our senior notes.